SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (AMENDMENT NO. 8)

                    AMPAL - AMERICAN ISRAEL CORPORATION
                        ---------------------------
                             (Name of Issuer)

                 Class A Stock, par value $1.00 per share
                        ---------------------------

                      (Title of Class and Securities)

                                032015 10 9
                        ---------------------------
                   (CUSIP Number of Class of Securities)

                        Kenneth L. Henderson, Esq.
              Robinson Silverman Pearce Aronsohn & Berman LLP
                        1290 Avenue of the Americas
                         New York, New York  10104
                              (212) 541-2000
                       ----------------------------
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                             September 8, 1998
                       ----------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:

                                   ( )

Check the following box if a fee is being paid with this Statement:

                                   ( )

                               SCHEDULE 13D

CUSIP No. 032015-10-
____________________
___________________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     REBAR FINANCIAL CORP.
___________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  /__/
                                        (b)  /__/

___________________________________________________________________________
3    SEC USE ONLY

___________________________________________________________________________
4    SOURCE OF FUNDS

     BK, AF
___________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                      /__/
___________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BRITISH VIRGIN ISLANDS
___________________________________________________________________________
               7    SOLE VOTING POWER

NUMBER OF           10,478,952

SHARES         __________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY       __________________________________________________________

EACH           9    SOLE DISPOSITIVE POWER

REPORTING           10,478,952
               __________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
___________________________________________________________________________

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,478,952
___________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        __
     CERTAIN SHARES*                         /_/

___________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.77%
___________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
___________________________________________________________________________

          This statement constitutes Amendment No. 8 to the Statement on
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Rebar Financial Corp. ("Rebar") in connection with its beneficial ownership of shares of Class A Stock ("Class A Stock") of Ampal-American Israel Corporation, a New York corporation (the "Issuer"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 13D.


Item 3.   Source and Amount of Funds or Other Consideration

          Item 3 is hereby amended and supplemented by adding the following:

          (b) Rebar used margin loans via a margin account maintained with Oppenheimer & Co., Inc. and funds contributed by the Principals to make the open market purchases of the shares of Class A Stock reported herein.


Item 4.   Purpose of the Transaction

          This amendment is being filed to report the acquisition by Rebar of an additional 388,300 shares of the Issuer's Class A Stock, purchased since the filing of its most recent amendment to its Schedule 13D. The shares were acquired for investment purposes and in order to increase Rebar's equity stake in the Issuer. Other than as previously set forth in its Schedule 13D and amendments thereto, Rebar has no plans or proposals with respect to the Issuer's Class A Stock.


Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

          (a) Based on 23,938,712 shares of Class A Stock of the Issuer outstanding as set forth in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998, Rebar holds approximately 43.77% of the issued and outstanding Class A Stock of the Issuer.

          (c)  Since the filing of its most recent amendment to its
Schedule 13D, Rebar made the following purchases of Class A Stock in open market transactions:

Date                No. Shares    Price per Share      Total Price
-----               ----------    ---------------      -------------
September 8, 1998        200           4.5625          $      912.50
September 4, 1998      1,600             4.50               7,200.00
September 3, 1998      7,700             4.50              34,650.00
September 2, 1998      2,000            4.625               9,250.00
September 1, 1998      6,000           4.6875              28,125.00
August 31, 1998       20,000           4.8156              96,312.00
August 28, 1998       18,000           4.9938              89,888.40
August 27, 1998       58,100             5.00             290,500.00
August 26, 1998       10,100           5.1015              51,525.15
August 25, 1998        2,800             5.00              14,000.00
August 6, 1998         6,500           5.3173              34,562.45
August 5, 1998        13,000            5.375              69,875.00
August 4, 1998         5,500            5.375              29,562.50
July 29, 1998          4,000            5.375              21,500.00
July 22, 1998          1,200             5.50               6,600.00
July 14, 1998         12,500             5.50              68,750.00
July 13, 1998          3,300           5.4981              18,143.73
July 10, 1998         16,200           5.4961              89,036.82
July 9, 1998           1,300           5.4471               7,081.23
July 8, 1998           5,000           5.4625              27,312.50
July 7, 1998          73,300           5.4859             402,116.47
July 6, 1998           2,100           5.4375              11,418.75
July 1, 1998           1,500            5.375               8,062.50
June 30, 1998         15,600            5.375              83,850.00
June 29, 1998         15,500           5.3306              82,624.30
June 3, 1998           2,700             5.50              14,850.00
June 2, 1998           8,200             5.50              45,100.00
June 1, 1998           1,500             5.50               8,250.00
May 29, 1998           7,000             5.50              38,500.00
May 28, 1998           1,000            5.375               5,375.00
May 27, 1998          12,100           5.4979              66,524.59
May 18, 1998           6,100           5.5625              33,931.25
April 3, 1998         21,400            5.625             120,375.00
February 26, 1998      3,700           5.0000              18,500.00
February 25, 1998      2,000           5.0000              10,000.00
February 24, 1998      7,000           4.9821              34,874.70
February 20, 1998      1,100            4.875               5,362.50
February 19, 1998      1,000            4.875               4,875.00
February 11, 1998      8,000            4.875              39,000.00
February 10, 1998      1,100           4.9886               5,487.46
February 9, 1998       1,400            4.875               6,825.00
TOTALS:              388,300                           $2,040,689.80

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


     REBAR FINANCIAL CORP.


     By:/s/ Raz Steinmetz
        -----------------------
     Name:   Raz Steinmetz

     Title:  Vice President

Dated: September 9, 1998